UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER 333-68008

CUSIP NUMBER [________]

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10D

☐ Form N-SAR ☐  Form N-CSR

For Period Ended: September 30, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________________________

Read attached instruction sheet before preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant
Skystar Bio-Pharmaceutical Company
Former Name if Applicable

Address of Principal Executive Office (Street and Number)
4/F Building B Chuangye Square, No. 48 Keji Road
City, State and Zip Code Gaoxin District, Xi’an, Shaanxi Province, P.R. China

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015 (the “Quarterly Report”) cannot be filed within the prescribed time period because the Registrant requires additional time to complete the audit of its 2014 financial statements and filing of its Annual Report on Form 10-K for the period ended December 31, 2014 (the “Annual Report”). The delay in completing the financial statements and Annual Report, in turn, caused the Registrant’s delay in completing the work necessary to prepare the Quarterly Report, which currently cannot be completed without unreasonable effort or expense. The Registrant is working to complete the Annual Report as expeditiously as possible.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Scott Cramer	(407)	645-4433
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

•	Annual Report on Form 10-K for the period ended December 31, 2014.

☐ Yes ☒ No

•	Quarterly Reports on Form 10-Q for the periods ended March 31, 2015 and June 30, 2015.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Since 2014, the Registrant extended payment terms to its distributors that are responsible for collecting payments from the Registrant’s customers. As a result, the Registrant expects that its accounts receivable will increase by approximately $16 million and unrestricted cash will decrease by approximately $14 million as of September 30, 2015 as compared to the same period of the last fiscal year. Because of slowing market demand, the Registrant expects that its sales for the three months ended September 30, 2015 will decrease by $11 million as compared to the same period of the last fiscal year.

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Skystar Bio-Pharmaceutical Company

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date : November 16, 2015	By:	/s/ Weibing Lu
Name: Weibing Lu
Title: Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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